Exhibit 99.1

Ballard Power Systems Inc.	Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

News Release	Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Power Systems Announces Annual General Meeting

For Immediate Release – June 7, 2005

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold its Annual General Meeting, Thursday, June 23, 2005, 1:00pm PST at the Sheraton Wall Centre Vancouver, 1088 Burrard Street, Vancouver BC.

At the event, Mr. Dennis Campbell, Ballard Power Systems’ President and Chief Executive Officer, will provide an update on the Company’s progress and future plans.  Ballard technology and products will be on display, and a Ford Focus Fuel Cell Vehicle will be available for Ride and Drives.

This event will be audio webcast and will be accessible on Ballard’s web site at www.ballard.com.  The webcast will be archived for replay for one month.

About Ballard Power Systems

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells.  Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information please contact Investor Relations at 604-412-3195.